UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2018

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Response to Inquiry Relating to Press Reports (Updated)

In response to an official inquiry dated March 9, 2018 from the Korea Exchange on press reports regarding potential plans by Shinhan Financial Group (hereafter “SFG”) to acquire ING Life Insurance Korea, Ltd. (hereafter “ING Life Korea”), on April 6, 2018, SFG disclosed that, although it has been reviewing possible mergers and acquisitions as part of its business diversification strategy, no specific decisions have been made regarding a potential acquisition of ING Life Korea as of such date.

SFG expects to make further disclosures in the event specific decisions are made regarding the above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

Date: April 6, 2018

By: /s/ Woo Young-woong

Name: Woo Young-woong

Title: Chief Strategy Officer